Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and INPEX launch the offshore FEED for the Ichthys LNG project in Australia
Paris, April 30, 2009 — Total announces that the joint venture holding the Australian exploration permit WA-285-P (Total 24%, INPEX 76% operator) has decided to launch the Front End Engineering and Design (FEED) for the development of the Ichthys field, located in the Browse Basin approximately 200 kilometres offshore North West Australia and approximately 850 kilometres to the west of Darwin.
With proved and probable reserves estimated to be around 530 million barrels of condensate and 12.8 trillion cubic feet (tcf) of natural gas, Ichthys is one of the largest discoveries in Australia, and will be the first major gas development in the Browse Basin Region.
Yves-Louis Darricarrère, President Exploration and Production Total, said: “With the launch of the Ichthys field offshore FEED, the project enters a new phase in which the facilities are defined and evaluated in more detail prior to the Final Investment Decision. Total, which is very active worldwide along the entire Liquefied Natural Gas (LNG) chain, from field exploration and production to gas trading, is committed alongside INPEX to the development of the Ichthys project to deliver LNG to the markets”.
About the Front End Engineering Design
During the Ichthys field FEED, the joint venture will define the production facilities comprising a subsea gas gathering network, a floating central offshore processing facility for the gas, a floating production storage and offloading unit for the condensate, and a gas pipeline to Darwin.
A separate FEED for a LNG plant located onshore in Darwin to liquefy the gas produced from Ichthys was launched in January 2009. The LNG plant will contribute to the local economy, providing employment for more than 2,000 people during the plant construction, and for about 300 once in operation.
About Ichthys
The Ichthys field was discovered by the drilling of the Brewster 1A exploration well in 1980. INPEX acquired the exploration permit in 1998 and has drilled eight further

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
wells to appraise the field. Total joined the project in mid-2006. First production, aimed at the Asian market, primarily Japan, is expected in the middle of the next decade.
The project represents a major development for Total. Ichthys will have a production capacity of over 300,000 barrels of oil equivalent per day, including 100,000 barrels per day of condensates, 1.6 million tonnes of Liquefied Petroleum Gas (LPG) per year and approximately 8.4 million tonnes of LNG per year.
Total Exploration and Production in Australia
In addition to its involvement in the Ichthys project, Total operates four exploration permits in Australia, and will begin a drilling campaign early in 2010. Total E&P Australia is also present in nine other exploration permits. A first discovery, Mimia (Total 40%, INPEX 60%) in exploration permit WA-344P in the vicinity of Ichthys, was made in 2008.
Total E&P Australia inaugurated its Perth office in 2008, consolidating its presence in Australia, and preparing for future increases in its exploration activities.
In Australia, as in all countries in which the Group is present, Total acknowledges its responsibility towards safety and the environment. Ensuring the safety of people who work on its projects is a key priority for Total. Reducing the impact of its activities on the environment is a key theme of the Group’s commitment to sustainable development.
Total and LNG worldwide
Total is a leading player in the LNG sector, with solid and diversified positions. Total is active in almost all LNG producing regions and main LNG markets, and continues to develop LNG as a key component of its development strategy.
The Group produces LNG in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria and Norway. The start-ups of Yemen LNG in the middle of this year and Qatargas 2 Train B later in the year will increase Total’s LNG production in 2010 by about 50%. Angola LNG which is currently under construction will complement this portfolio in 2012.
For the future, new liquefaction projects are being studied, including Shtokman in Russia in partnership with Gazprom, as well as new projects in Nigeria.
The Group also secured long-term access to LNG regasification capacity located in key LNG markets: North America (United States-Sabine Pass and Mexico — Altamira), Europe (France- Fos Cavou — coming onstream in the summer and UK South Hook, currently in the process of starting up) and Asia (India — Hazira).
With the decision to move Ichthys into the FEED phase, Total confirms its strategy of growth in this segment, and its commitment to maximize the value of its resources from this Australian permit in close partnership with INPEX.
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TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as probable reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.